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                               HARSCO CORPORATION
                                                                      Exhibit 12
               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)


                                              Nine                               YEARS ENDED DECEMBER 31
                                          Months Ended    ---------------------------------------------------------------------
                                             9/30/99         1998           1997           1996           1995           1994
                                          ------------    ---------      ---------      ---------      ---------      ---------
Pre-tax income from continuing
  operations (net of minority interest
  in net income)                           $ 101,536      $ 174,874      $ 165,613      $ 145,984      $ 107,073      $  84,197

Add fixed charges computed below              26,278         28,417         24,263         26,181         33,121         37,982

Net adjustments for equity companies          (1,098)           139           (694)          (181)          (466)          (134)

Net adjustments for capitalized
  interest                                      (776)           (10)          --             --             --             (274)
                                           ---------      ---------      ---------      ---------      ---------      ---------
Consolidated Earnings Available
  for Fixed Charges                        $ 125,940      $ 203,420      $ 189,182      $ 171,984      $ 139,728      $ 121,771
                                           =========      =========      =========      =========      =========      =========

Consolidated Fixed Charges:

Interest expense per financial
  statements (1)                           $  19,195      $  20,504      $  16,741      $  21,483      $  28,921      $  34,048

Interest expense capitalized                      96            128            128            131            134            338

Portion of rentals (1/3) representing
  an interest factor                           6,987          7,785          7,394          4,567          4,066          3,596

Interest expense for equity companies
  whose debt is guaranteed (2)                  --             --             --             --             --             --
                                           ---------      ---------      ---------      ---------      ---------      ---------
Consolidated Fixed Charges                 $  26,278      $  28,417      $  24,263      $  26,181      $  33,121      $  37,982
                                           =========      =========      =========      =========      =========      =========

Consolidated Ratio of Earnings to
   Fixed Charges                                4.79           7.16           7.80           6.57           4.22           3.21
                                           =========      =========      =========      =========      =========      =========
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(1)      Includes amortization of debt discount and expense.

(2) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period
         1994 through 1998, and the nine months ended September 30, 1999.